

Mail Stop 3720

August 21, 2008

VIA US MAIL AND FAX (516) 625-1685
Davis P. Stowell, President of General Partner (Principal Executive Officer,
Principal Financial Officer, Principal Accounting Officer)
Reeves Telecom Limited Partnership
55 Brookville Road
Glen Head, New York 11545

> **Re:** **Reeves Telecom Limited Partnership**
> **Form 10-K for the Fiscal Year Ended December 31, 2007, as amended**
> **File No. 0-09305**

Dear Mr. Stowell:

We have reviewed your supplemental response letter dated August 11, 2008 as
well as your amendment filed August 11, 2008 and have the following comment. As
noted in our comment letter dated July 17, 2008, we have limited our review of your
filing to the disclosures pertaining to the evaluation of your internal control over financial
reporting.

<u>Item 9A. Controls and Procedures</u>

1. We note that in your amended Form 10-K your management has again concluded
   that disclosure controls and procedures were effective as of the end of the fiscal
   year. In our letter dated July 17, 2008, we asked you to consider whether
   management's failure to provide its report on internal control over financial
   reporting impacts its conclusion regarding the effectiveness of your disclosure
   controls and procedures as of the end of the fiscal year. Please tell us the factors
   you considered and highlight for us those factors that supported your conclusion.
   In particular, please explain how you considered the definition of disclosure
   controls and procedures provided in Rule 13a-15(e), which indicates that effective
   controls and procedures would ensure that information required to be disclosed by
   the issuer is recorded, processed, summarized and **reported** within the time
   periods specified in the Commission's rules and forms. In addition, as discussed
   in Compliance and Disclosure Interpretation 115.02, which you can find at
   http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file
   management's report on Internal Control over Financial Reporting rendered your
   annual report materially deficient and also rendered the company not timely or
   current in its Exchange Act Reporting. In light of these facts, please explain how

you could conclude that disclosure controls and procedures were effective. Alternatively, please further amend the 10-K to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that DC&P were not effective as of the end of the fiscal year.

* * * *

Please respond to this comment through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding these comments.

Sincerely,

Kyle Moffatt
Accountant Branch Chief